FBL Financial Group, Inc.
Exhibit 12-Statement Re: Computation of Ratios
Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Earnings
Pre-tax earnings (loss) from continuing operations	$174,340	$102,161	$(31,878)	$125,806	$133,488
Less: Noncontrolling interest	78	143	71	49	(126)
Add: Distributed income from equity investees	1,002	331	337	438	2,021
	175,420	102,635	(31,470)	126,293	135,383

Fixed charges	466,041	370,229	353,209	422,951	296,074
Less: Capitalized bonus interest	(463)	(4,219)	(7,095)	(9,636)	(3,886)
Add: Amortization of capitalized interest	3,655	10,847	4,141	6,255	5,985

Total earnings	$644,653	$479,492	$318,785	$545,863	$433,556

Fixed charges
Interest credited to contract holders	$439,658	$339,498	$325,313	$395,392	$279,257
Capitalized bonus interest credited to contract holders	463	4,219	7,095	9,636	3,886
Interest expense on debt	24,454	25,280	19,567	16,666	11,744
Estimate of interest within rental expense	1,466	1,232	1,234	1,257	1,187
Total fixed charges	$466,041	$370,229	$353,209	$422,951	$296,074

Ratio of earnings to fixed charges	1.38	1.30	0.90	1.29	1.46

Earnings deficiency	—	—	$(34,424)	—	—